

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
60 Wall Street
New York, NY 10260-0066

> **Re:** **Benchmark 2019-B11 Mortgage Trust**
> **Form 10-K**
> **Filed March 17, 2020**
> **File No. 333-226123-03**

Dear Mr. Singh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance